http://schemas.microsoft.com/office/word/2003/wordml013f


                                 HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                        (303) 839-0061              Fax: (303) 839-5414

                                September 7, 2020

Daniel F. Duchovny
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Carbon Energy Corporation
            Schedule 13E-3
            File No. 005-31849

            Preliminary Proxy Statement on Schedule 14A
            File No. 00-02040

      This office represents Carbon Energy Corporation (the "Company"). An amended Schedule 14A and an amended Schedule 13E-3 have been filed with the Commission. The following are the Company's responses to the comments received from the staff by letter dated August 25, 2020.

     The numbers below correspond to the paragraph numbers in the staff's comment letter.

                                                                                Page No.

1. Mr. Bailey, Mr. Leidel and the Yorktown funds have not been identified as filing persons in the Schedule 13E-3 since they are not engaged in the going private transactions.

2. Bullet points have been added to the Summary Term Sheet. Disclosure has been added concerning the fairness of the transaction to shareholders of the Company which will not be cashed out. 7,8,18

3.   Comment complied with. 7

4.   Comment complied with. 7

5.   The following has been provided to us by counsel for the Yorktown Funds.



     We acknowledge the Staff's comment and submit that no natural person or persons, including neither Mr. Leidel nor Mr. Bailey, directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the shares of Carbon Energy Corporation held by Yorktown Energy Partners V, L.P., Yorktown Energy Partners VI, L.P., Yorktown Energy Partners IX, L.P., and Yorktown Energy Partners XI, L.P. (each, a "Yorktown Fund" and collectively, the "Yorktown Funds"). As disclosed in footnotes (3) through (6) to pages 11 through 14 of the Revised Preliminary Proxy Statement on Schedule 14A, filed with the SEC on September 7, 2020, each of the Yorktown Funds has a separate ultimate general partner (each, a "Yorktown GP Entity") that has the power to vote or direct the voting of the shares of Carbon Energy Corporation held by such Yorktown Fund. Each Yorktown GP Entity is managed by managing members that may be appointed or removed by a majority in interest of the owners of such Yorktown GP Entity. No single owner of the Yorktown GP Entity has ownership of such Yorktown GP Entity allowing such single owner to unilaterally appoint or remove any managing member. As such, we believe that no natural person directly or indirectly exercises sole or shared voting and/or dispositive power with respect to the shares of Carbon Energy Corporation held by the Yorktown Funds.

     We believe this view is consistent with the Staff's position in the Southland Corp. No-Action Letter dated August 10, 1987 (the "No-Action Letter"). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also believe the "rule of three," as articulated by Romeo & Dye in The
Section 16 Treatise and Reporting Guide, 5th Edition (2019), in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the No-Action Letter, likewise supports our view. As this rule is stated therein, where voting and investment decisions regarding an entity's portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity's portfolio securities.

     Because Item 403 of Regulation S-K directs registrants to apply a Rule 13d-3 analysis for purposes of determining beneficial ownership, and because such analysis results in no natural person having beneficial ownership over the shares of Carbon Energy Corporation held by the Yorktown Funds, we respectfully submit that neither Mr. Leidel nor Mr. Bailey have beneficial ownership over the shares owned by the Yorktown Funds.

                                Very Truly Yours,

                                HART & HART, LLC

                               /s/ William T. Hart

                                 William T. Hart